Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

UNBRIDLED SPUDDING NEW YORK DEEP TEST

For Immediate Release

CALGARY / PITTSBURGH · April 1, 2009 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (the “Company” or “Unbridled”) announces it will spud a deep test on its acreage at Chautauqua Lake, New York, on Thursday, April 2, 2009. The well is being drilled in conjunction with the New York State Energy Research and Development Authority’s (NYSERDA) efforts to test the potential of the deep horizons in Western NY. The location for the well is over a deep structure that was identified using 2D seismic.  Unbridled will core various deep formations and run a substantial suite of logs to evaluate porosity and permeability.  Management believes there are several potential gas-bearing formations that might be encountered, such as the Utica Shale, Trenton / Black River, Theresa sandstone, and the Potsdam sandstone. The well’s Authority for Expenditure is $1,589,341 and NYSERDA will cover 90% of this.  Should hydrocarbons be encountered, all rights would be retained by Unbridled.

Separately, subject to final permitting, the Company will test a 250 foot thick Devonian-age shale formation that is behind pipe in an existing depleted Medina formation gas well.  Based on estimates in 2008 made by management and Schlumberger Data & Consulting Services, an independent consulting company, derived from core and log analysis, the formation contains over 0.38 Tcf of discovered resource net to Unbridled.  The formation exists over all of Unbridled’s property and will first be tested in existing wells.  If the test results are encouraging, the shale can be completed in most of Unbridled's existing 67 wells, and new horizontal wells can be drilled to better exploit the economic potential.  The Company estimates that over 300 gross new wells could be drilled into the shale.  Discovered resources are those quantities of gas estimated to be remaining in the shale. There is no certainty that it will be economically viable to produce any portion of the discovered resource.

UNBRIDLED ENERGY CORPORATION

Joseph H. Frantz., Jr.

President & CEO

Investor Relations:  Brad Holmes

Tel:  (713) 654-4009 or 1-800-940-6781 / Email:  info@unbridledenergy.com / www.unbridledenergy.com

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to contemplated and proposed petroleum and natural gas land acquisitions and related agreements, additional exploration permitting, future drilling programs, exploration plans and proposed wells, ongoing evaluation of certain exploration results, and production rates, and sales. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that ongoing negotiations will not result in definitive agreements, the volatility of natural gas and oil prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas or oil, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the need of the Company and its co-joint venturers for and ability to obtain additional financing to fund continued operations, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators, including the Company’s annual MD&A dated April 28, 2008,  and its filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Form 20-F.

TSX Venture Exchange has not reviewed & does not accept responsibility for this release’s adequacy or accuracy.